Form U-13-60

                   Mutual and Subsidiary Service Companies


                                ANNUAL REPORT

                               FOR THE PERIOD


           Beginning January 1, 2001 and Ending December 31, 2001

                                   TO THE

                   U.S. SECURITIES AND EXCHANGE COMMISSION

                                     OF

                     NORTHEAST UTILITIES SERVICE COMPANY


                        A Subsidiary Service Company


                  Date of Incorporation - September 3, 1965


            State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


            Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                John P. Stack, Vice President - Accounting and Controller,
                         P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company

                             NORTHEAST UTILITIES



                    INSTRUCTIONS FOR USE ON FORM U-13-60


1.   TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted on the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or hundreds thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (210.3-0.1(b)).

6.   DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X (210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Companies, Public Utility Holding Company Act of 1935, as amended by February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.



                LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                ---------------------------------------------

                                                  Schedule or
Description of Schedules and Accounts             Acct. No.         Page No.
-------------------------------------             -----------       --------

COMPARATIVE BALANCE SHEET                         Schedule I          4-5

SERVICE COMPANY PROPERTY                          Schedule II         6-7

ACCUMULATED PROVISION FOR DEPRECIATION
AND AMORTIZATION OF SERVICE COMPANY               Schedule III         8

INVESTMENTS                                       Schedule IV          9

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES      Schedule V          10

FUEL STOCK EXPENSES UNDISTRIBUTED                 Schedule VI         11

STORES EXPENSE UNDISTRIBUTED                      Schedule VII        12

MISCELLANEOUS CURRENT AND ACCRUED ASSETS          Schedule VIII       13

MISCELLANEOUS DEFERRED DEBITS                     Schedule IX         14

RESEARCH, DEVELOPMENT, OR DEMONSTRATION
EXPENDITURES                                      Schedule X          15

PROPRIETARY CAPITAL                               Schedule XI         16

LONG-TERM DEBT                                    Schedule XII        17

CURRENT AND ACCRUED LIABILITIES                   Schedule XIII       18

NOTES TO FINANCIAL STATEMENTS                     Schedule XIV        19

COMPARATIVE INCOME STATEMENT                      Schedule XV         20

ANALYSIS OF BILLING - ASSOCIATE COMPANIES         Account 457         21

ANALYSIS OF BILLING - NONASSOCIATE COMPANIES      Account 458         22

ANALYSIS OF CHARGES FOR SERVICE -
ASSOCIATE AND NONASSOCIATE COMPANIES              Schedule XVI        23

SCHEDULE OF EXPENSE BY DEPARTMENT OR
SERVICE FUNCTION                                  Schedule XVII     24-25

DEPARTMENTAL ANALYSIS OF SALARIES                 Account 920         26

OUTSIDE SERVICES EMPLOYED                         Account 923         27

EMPLOYEE PENSIONS AND BENEFITS                    Account 926         28

GENERAL ADVERTISING EXPENSES                      Account 930.1       29

MISCELLANEOUS GENERAL EXPENSES                    Account 930.2       30

RENTS                                             Account 931         31

TAXES OTHER THAN INCOME TAXES                     Account 408         32

DONATIONS                                         Account 426.1       33

OTHER DEDUCTIONS                                  Account 426.5       34

NOTES TO STATEMENT OF INCOME                      Schedule XVIII      35



                LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                --------------------------------------------

Description of Reports or Statements                                Page No.
------------------------------------                                --------
ORGANIZATION CHART                                                     36

METHODS OF ALLOCATION                                                  37

ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL                    38
BILLED

ELECTRIC POWER BROKERING AND MARKETING ACTIVITIES                      38A

SIGNATURE PAGE                                                         39



                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

----------------------------------------------------------------------------------------------------
ACCOUNT                 ASSETS AND OTHER DEBITS                         AS OF DECEMBER 31
----------------------------------------------------------------------------------------------------
                                                                       2001          2000
                                                                     (Thousands of Dollars)
       SERVICE COMPANY PROPERTY
       ------------------------
101    Service company property (Schedule II)                       $ 98,340       $111,778
107    Construction work in progress (Schedule II)                    14,955          9,937
                                                                    --------       --------
           Total Property                                            113,295        121,715
                                                                    --------       --------
108    Less accumulated provision for depreciation and
       amortization of service company property (Schedule III)        81,174         88,114
                                                                    --------       --------

           Net Service Company Property                               32,121         33,601
                                                                    --------       --------
       INVESTMENTS
       -----------
123    Investments in associate companies (Schedule IV)                 -              -
124    Other investments (Schedule IV)                                 6,713          5,605
                                                                    --------       --------
           Total Investments                                           6,713          5,605
                                                                    --------       --------

       CURRENT AND ACCRUED ASSETS
       --------------------------
131    Cash                                                            2,543          3,825
134    Special deposits                                                 -             1,553
135    Working funds                                                     450            450
136    Temporary cash investments (Schedule IV)                       55,300         41,100
141    Notes receivable                                                 -              -
143    Accounts receivable                                            56,817        130,338
144    Accumulated provision of uncollectible accounts                  -              -
146    Accounts receivable from associate companies (Schedule V)     219,840         89,556
152    Fuel stock expenses undistributed (Schedule VI)                  -              -
154    Materials and supplies                                            286            147
163    Stores expense undistributed (Schedule VII)                      -              -
165    Prepayments                                                    20,653          2,638
174    Miscellaneous current and accrued assets (Schedule VIII)         -              -
                                                                    --------       --------
           Total Current and Accrued Assets                          355,889        269,607
                                                                    --------       --------
       DEFERRED DEBITS
       ---------------
181    Unamortized debt expense                                         -              -
184    Clearing accounts                                                  19             82
186    Miscellaneous deferred debits (Schedule IX)                    35,721         36,948
188    Research, development, or demonstration
       expenditures (Schedule X)                                        -              -
190    Accumulated deferred income taxes                               2,591          2,577
                                                                    --------       --------
           Total Deferred Debits                                      38,331         39,607
                                                                    --------       --------
           TOTAL ASSETS AND OTHER DEBITS                            $433,054       $348,420
                                                                    ========       ========


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

----------------------------------------------------------------------------------------------------
ACCOUNT           LIABILITIES AND PROPRIETARY CAPITAL                   AS OF DECEMBER 31
----------------------------------------------------------------------------------------------------
                                                                     2001          2000
                                                                    (Thousands of Dollars)
       PROPRIETARY CAPITAL
       -------------------
201    Common stock issued  (Schedule XI)                          $   -         $   -
211    Miscellaneous paid-in-capital (Schedule XI)                        1             1
215    Appropriated retained earnings (Schedule XI)                    -             -
216    Unappropriated retained earnings (Schedule XI)                  -             -
                                                                   --------      --------
           Total Proprietary Capital                                      1             1
                                                                   --------      --------

       LONG-TERM DEBT
       --------------
223    Advances from associate companies (Schedule XII)                -             -
224    Other long-term debt (Schedule XII)                             -             -
225    Unamortized premium on long-term debt                           -             -
226    Unamortized discount on long-term debt-debit                    -             -
                                                                   --------      --------
           Total Long-Term Debt                                        -             -
                                                                   --------      --------

       CURRENT AND ACCRUED LIABILITIES
       -------------------------------
231    Notes payable                                                   -             -
232    Accounts payable                                              44,602        61,734
233    Notes payable to associate companies (Schedule XIII)         274,100       120,500
234    Accounts payable to associate companies (Schedule XIII)       21,058        89,568
236    Taxes accrued                                                (12,341)        2,134
237    Interest accrued                                                -             -
238    Dividends declared                                              -             -
241    Tax collections payable                                         (269)         (377)
242    Miscellaneous current and accrued
       liabilities (Schedule XIII)                                   16,664        (6,966)
                                                                   --------      --------
           Total Current and Accrued Liabilities                    343,814       266,593
                                                                   --------      --------
       DEFERRED CREDITS
       ----------------
253    Other deferred credits                                        92,685        77,649
255    Accumulated deferred investment tax credits                     -             -
                                                                   --------      --------
           Total Deferred Credits                                    92,685        77,649
                                                                   --------      --------
282    ACCUMULATED DEFERRED INCOME TAXES                             (3,446)        4,177
       ---------------------------------                           --------      --------

           TOTAL LIABILITIES AND PROPRIETARY CAPITAL               $433,054      $348,420
                                                                   ========      ========


                            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                   For the Year Ended December 31, 2001

                                  SCHEDULE II - SERVICE COMPANY PROPERTY

-----------------------------------------------------------------------------------------------------------
                                         BALANCE AT                   RETIREMENTS               BALANCE
                                         BEGINNING                        OR       OTHER        AT CLOSE
      DESCRIPTION                        OF YEAR        ADDITIONS        SALES     CHANGES(1)   OF YEAR
-----------------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------

Account
-------

301   ORGANIZATION                        $   -          $  -           $  -        $  -        $   -

303   MISCELLANEOUS INTANGIBLE PLANT         5,861         3,652           -             82        9,595

304   LAND AND LAND RIGHTS                    -             -              -           -            -

305   STRUCTURES AND IMPROVEMENTS             -             -              -           -            -

306   LEASEHOLD IMPROVEMENTS                 1,100           284           -           -           1,384

307   EQUIPMENT (2)                         84,526           114         16,198      (2,879)      65,563

308   OFFICE FURNITURE AND EQUIPMENT        18,059           712              3        (101)      18,667

309   AUTOMOBILES, OTHER VEHICLES
      AND RELATED GARAGE EQUIPMENT              14          -              -           -              14

310   AIRCRAFT AND AIRPORT EQUIPMENT          -             -              -           -            -

311   OTHER SERVICE COMPANY
      PROPERTY (3)                           2,218           919              6         (14)       3,117
                                          --------       -------        -------     -------     --------
           SUB-TOTAL                       111,778         5,681         16,207      (2,912)      98,340
                                          --------       -------        -------     -------     --------
107   CONSTRUCTION WORK IN
      PROGRESS (4)                           9,937         5,018           -           -          14,955
                                          --------       -------        -------     -------     --------
           TOTAL                          $121,715       $10,699        $16,207     $(2,912)    $113,295
                                          ========       =======        =======     =======     ========

-----------------------------------------------------------------------------------------------------------
(1)   PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

      TRANSFER FROM ROCKY RIVER REALTY                              21
      SALE OF PRODUCTION TEST EQUIPMENT TO NGS                    (328)
      TRANSFER TO CL&P                                          (1,830)
      TRANSFER TO WMECO                                           (464)
      TRANSFER TO NGS                                              (29)
      TRANSFER TO HWP                                              (29)
      TRANSFER TO PSNH                                            (253)
                                                                ------
                                                                (2,912)

(2)   SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY
      SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
      THE BALANCE AT THE CLOSE OF THE YEAR:

---------------------------------------------------------------------------------------------
                                                                              BALANCE
                                                                              AT CLOSE
          SUBACCOUNT DESCRIPTION                                ADDITIONS     OF YEAR
---------------------------------------------------------------------------------------------
                                                                (Thousands of Dollars)

307NA     Automatic Data Processing Equipment                   $ 2,277       $28,404
307NB     Construction Equipment                                    (12)          291
307NC     Other Communication Equipment                          (2,380)       31,674
307NL     Research and Laboratory Equipment                         193         4,402
307NM     Microwave Equipment                                        36           780
307NP     Printing and Stationery Equipment                        -               12
                                                                -------       -------
                                                                $   114       $65,563
                                                                =======       =======


---------------------------------------------------------------------------------------------
(3)       DESCRIBE OTHER SERVICE COMPANY PROPERTY:

          This account includes audio, visual, cafeteria, and training equipment.

---------------------------------------------------------------------------------------------
(4)       DESCRIBE CONSTRUCTION WORK IN PROGRESS:

          This account includes data processing equipment and other general plant items.


                    ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                            For the Year Ended December 31, 2001


                                        SCHEDULE III

                          ACCUMULATED PROVISION FOR DEPRECIATION AND
                           AMORTIZATION OF SERVICE COMPANY PROPERTY

---------------------------------------------------------------------------------------------------------
                                                        ADDITIONS                   OTHER
                                          BALANCE AT    CHARGED                     CHANGES     BALANCE
                                          BEGINNING       TO                          ADD       AT CLOSE
                 DESCRIPTION              OF YEAR       ACCT 403      RETIREMENTS   (DEDUCT)(1) OF YEAR
---------------------------------------------------------------------------------------------------------
                                                              (Thousands of Dollars)
Account
301    ORGANIZATION

303    MISCELLANEOUS INTANGIBLE PLANT      $ 4,126      $ 1,322         $  -        $    97     $ 5,545

304    LAND AND LAND RIGHTS

305    STRUCTURES AND IMPROVEMENTS

306    LEASEHOLD IMPROVEMENTS                  627           34                                     661

307    EQUIPMENT                            66,369        8,846          16,198      (1,674)     57,343

308    OFFICE FURNITURE AND FIXTURES        15,830          409               3          42      16,278

309    AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT              5            1                                       6

310    AIRCRAFT AND AIRPORT EQUIPMENT

311    OTHER SERVICE COMPANY
       PROPERTY                              1,157          197               6          (7)      1,341
                                           -------      -------         -------     -------     -------
            TOTAL                          $88,114      $10,809         $16,207     $(1,542)    $81,174
                                           =======      =======         =======     =======     =======

---------------------------------------------------------------------------------------------------------
(1)    PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

       Intercompany transfer of certain equipment


                  ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                          For the Year Ended December 31, 2001


                               SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:Complete the following schedule concerning investments.

             Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

             Under Account 136, "Temporary Cash Investments," list each investment separately.

---------------------------------------------------------------------------------------------------
                                                                   BALANCE AT     BALANCE AT
                                                                   BEGINNING        CLOSE
             DESCRIPTION                                           OF YEAR         OF YEAR
---------------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                     $  -           $  -

ACCOUNT 124 - OTHER INVESTMENTS:

   RABBI Trust Investment (Supplemental Executive
     Retirement Savings Plan)                                         5,605          6,713
                                                                    -------        -------
             Total - ACCOUNT 124                                      5,605          6,713
                                                                    -------        -------

ACCOUNT 136 - TEMPORARY CASH INVESTMENTS
   Fidelity Money Market Fund, due January 2, 2002                     -            17,000
   Provident Money Market Fund, due January 2, 2002                    -            19,900
   Goldman Sachs Money Market Fund, due January 2, 2002                -            18,400
   Fidelity Money Market Fund, due January 2, 2001                    8,975           -
   Provident Money Market Fund, due January 2, 2001                  23,325           -
   Goldman Sachs Money Market Fund, due January 2, 2001               8,800           -
                                                                    -------        -------
             Total - ACCOUNT 136                                     41,100         55,300
                                                                    -------        -------
                                                                    $46,705        $62,013
                                                                    =======        =======


                  ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2001

                SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

---------------------------------------------------------------------------------------------
                                                            BALANCE AT     BALANCE AT
                                                            BEGINNING        CLOSE
              DESCRIPTION                                    OF YEAR        OF YEAR
---------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
---------------------------------------------

Northeast Utilities                                         $   -           $  2,796
The Connecticut Light and Power Company                       (7,131)         17,014
The Rocky River Realty Company                                 1,391           2,017
Holyoke Water Power Company                                    1,620           1,871
Holyoke Power and Electric Company                            (1,354)             (8)
Western Massachusetts Electric Company                         2,243           4,422
Public Service Company of New Hampshire                       12,999           5,572
Properties, Inc.                                                   4              25
North Atlantic Energy Corporation                               (385)             10
North Atlantic Service Energy Corporation                      2,293           6,073
The Quinnehtuk Company                                            42               8
Northeast Nuclear Energy Company                               9,314           5,575
Charter Oak Energy, Inc.                                           5               1
Mode 1 Communications, Inc.                                       22              17
NU Enterprises, Inc.                                              18              23
Northeast Generation Company                                     153             367
Northeast Generation Services Company                          3,381           2,290
NGS Mechanical, Inc.                                            -                  1
E.S. Boulos Company                                             -                242
Select Energy, Inc.                                           (4,144)         (6,552)
Select Energy New York, Inc.                                    -                 20
Select Portland Pipeline, Inc.                                     1            -
Select Energy Services, Inc.                                     652             205
Yankee Energy System, Inc.                                        23              20
Yankee Gas Services Company                                    2,066           1,221
NorConn Properties, Inc.                                           2            -
Yankee Energy Financial Services                                  14               5
Yankee Energy Services Company                                    89             123
R.M. Services, Inc.                                              155            -
                                                            --------        --------
                                                              23,473          43,358
                                                            --------        --------

NOTES RECEIVABLE (MONEY POOL) FROM ASSOCIATE COMPANIES
------------------------------------------------------

Public Service Company of New Hampshire                         -             23,000
The Rocky River Realty Company                                20,100          25,300
The Quinnehtuk Company                                         3,600           3,700
Western Massachusetts Electric Company                           600           9,200
Northeast Generation Services Company                          3,100          12,500
Select Energy, Inc.                                           24,700         122,000
Select Energy Services, Inc.                                   9,300          14,500
Yankee Gas Services Company                                    3,000           2,500
NorConn Properties, Inc.                                         600             200
Yankee Energy Financial Services                               1,700           3,200
Yankee Energy Services Company                                10,500           2,700
R.M. Services, Inc.                                            2,200            -
                                                            --------        --------
                                                              79,400         218,800
                                                            --------        --------

ADVANCES FROM ASSOCIATE COMPANIES
----------------------------------

The Connecticut Light and Power Company                         -            (39,369)
Northeast Nuclear Energy Company                                 330            -
Public Service Company of New Hampshire                      (13,946)           -
Select Energy, Inc.                                              299           3,732
Yankee Energy System, Inc.                                      -               (189)
Western Massachusetts Electric Company                          -             (6,492)
                                                            --------        --------
                                                             (13,317)        (42,318)
                                                            --------        --------
                                                            $ 89,556        $219,840
                                                            ========        ========

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

     See page 10A for details



                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                               For the Year Ended December 31, 2001

              SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES (CONTINUED)

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

-------------------------------------------------------------------------------------------
                                                                                TOTAL
                                                                              PAYMENTS
-------------------------------------------------------------------------------------------

                                                                             (Thousands
                                                                             of Dollars)
ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:
Northeast Utilities                                                           $   8,207
The Connecticut Light and Power Company                                         (30,867)
Holyoke Water Power Company                                                       3,985
Holyoke Power and Electric Company                                                  162
Western Massachusetts Electric Company                                           15,863
Public Service Company of New Hampshire                                          72,528
Properties, Inc.                                                                     70
North Atlantic Energy Corporation                                                    34
North Atlantic Service Energy Corporation                                         7,688
Northeast Nuclear Energy Company                                                 26,416
Charter Oak Energy Incorporated                                                       6
NU Enterprises, Inc.                                                                  9
Northeast Generation Company                                                      1,404
Northeast Generation Services Company                                             2,527
Select Energy, Inc.                                                               5,494
Select Energy New York, Inc.                                                         16
Mode 1 Communication, Inc.                                                           30
The Quinnehtuk Company                                                                7
The Rocky River Realty Company                                                    3,016
Yankee Gas Services Company                                                      13,933
Yankee Energy System, Inc.                                                          131
Yankee Energy Services Company                                                      200
NorConn Properties, Inc.                                                             20
Select Energy Services, Inc.                                                        833
                                                                              ---------
                                                                              $ 131,712
                                                                              =========

Convenience payments result primarily from the following items:

Net Power Exchange                                                            $(195,982)
Employee Pensions and Benefits                                                   93,487
U.S. Department of Energy Fees                                                    5,889
Legal Services                                                                   20,766
Insurance                                                                        13,938
Engineering Services                                                              3,624
Communication Expenses                                                            2,996
Payroll Deductions                                                               23,976
Tree Trimming                                                                    30,554
Conservation                                                                     29,826
Information Technology/Computers Services                                        18,516
Fleet Leasing                                                                     9,531
Postage - Customer Billing                                                        5,875
Environmental Expenses                                                           15,187
NU Foundation, Inc. Donations                                                     2,000
Miscellaneous (959 items)                                                        51,529
                                                                              ---------
                                                                              $ 131,712
                                                                              =========



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2001

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company.  Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

------------------------------------------------------------------------------------------
              DESCRIPTION                        LABOR         EXPENSES       TOTAL
------------------------------------------------------------------------------------------
                                                       (Thousands of Dollars)
ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                      $ 555          $ 81          $ 636


The above fuel stock expenses are billed back to each of the associated companies listed below:

The Connecticut Light and Power Company             (1)           -              (1)
Public Service Company of New Hampshire           (259)          (59)          (318)
Holyoke Water Power Company                       (111)          (11)          (122)
Northeast Generation Services Company             (184)          (11)          (195)
                                                 -----          ----          -----
                           TOTAL                 $  -           $ -           $  -
                                                 =====          ====          =====

------------------------------------------------------------------------------------------
SUMMARY: Fuel functions performed by the Service Company consist mainly of the acquisition of fossil fuels.



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2001

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

-----------------------------------------------------------------------------------------
              DESCRIPTION                         LABOR       EXPENSES      TOTAL
-----------------------------------------------------------------------------------------
                                                         (Thousands of Dollars)

ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED                       $ 823        $ 468        $1,291

The above stores expenses are billed back to each of the companies listed below:

The Connecticut Light and Power Company            (527)        (312)         (839)
Public Service Company of New Hampshire             (69)         (38)         (107)
Western Massachusetts Electric Company              (35)         (35)          (70)
Holyoke Water Power Company                          (9)          (4)          (13)
Northeast Nuclear Energy Company                    (70)         (27)          (97)
North Atlantic Energy Service Corporation           (53)         (24)          (77)
Select Energy, Inc.                                  (2)          (1)           (3)
Northeast Generation Company                         (3)          (1)           (4)
Northeast Generation Services Company                (5)          (3)           (8)
Yankee Gas Services Company                         (50)         (23)          (73)
                                                  -----        -----        ------
                                       TOTAL      $ -          $ -          $  -
                                                  =====        =====        ======


                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 2001

                                      SCHEDULE VIII

                         MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------------------
                                                              BALANCE AT      BALANCE AT
                                                               BEGINNING        CLOSE
                                DESCRIPTION                     OF YEAR        OF YEAR
---------------------------------------------------------------------------------------------------
                                                                 (Thousands of Dollars)

ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS         $  -           $  -
                                                               -------        -------
                                                               $  -           $  -
                                                               =======        =======



                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 2001

                                      SCHEDULE IX

                              MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------------------
                                                                    BALANCE AT     BALANCE AT
                                                                    BEGINNING       CLOSE
                                  DESCRIPTION                        OF YEAR       OF YEAR
---------------------------------------------------------------------------------------------------
                                                                    (Thousands of Dollars)
ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Prepaid rent - Rocky River Realty Company                            $20,060       $18,752
Unfunded supplemental executive retirement plan                       10,607        10,607
Unearned Stock Compensation                                            1,519         1,519
Agents account clearing                                                1,184         1,317
Employees performance payments                                           106            68
Receivable from VEBA trust for retiree's medical/life claims           2,744         2,706
Deposit for transmission services                                        720           720
Miscellaneous (11 items at beginning and 11 items at end of year)          8            32
                                                                     -------       -------
                                                                     $36,948       $35,721
                                                                     =======       =======



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2001


                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

----------------------------------------------------------------------------------------------
                                     DESCRIPTION                           AMOUNT
----------------------------------------------------------------------------------------------
ACCOUNT 188 - RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

Wind Research                                                               $ 290
PV Energy Services                                                             95
New Hampshire Wind Assessment                                                  31
Concept and Scoping Study - Proteus                                            15
Feasibility of Business Community Partnerships Around Sustainability           25
Miscellaneous, Various Co-funding Project Cost, Etc.                          230

The above expenses are billed back to each of the associated companies listed below:

The Connecticut Light and Power Company                                      (273)
Public Service Company of New Hampshire                                      (141)
Western Massachusetts Electric Company                                        (66)
Northeast Atlantic Energy Service Company                                     (82)
Northeast Nuclear Energy Company                                              (31)
Yankee Gas Services Company                                                   (37)
Select Energy, Inc.                                                           (20)
Northeast Generation Services Company                                         (36)
                                                                            -----
                                                    TOTAL                   $  -
                                                                            =====




                             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                     For the Year Ended December 31, 2001

                                                 SCHEDULE XI

                                             PROPRIETARY CAPITAL

-------------------------------------------------------------------------------------------------------
                                      NUMBER OF        PAR OR STATED     OUTSTANDING CLOSE OF PERIOD
ACCOUNT                                 SHARES            VALUE          ---------------------------
NUMBER     CLASS OF STOCK             AUTHORIZED        PER SHARE        NO. OF SHARES   TOTAL AMOUNT
-------------------------------------------------------------------------------------------------------
201     COMMON STOCK ISSUED             5,000             $1.00                1            $1.00
-------------------------------------------------------------------------------------------------------

INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

-----------------------------------------------------------------------------------------------------------------
            DESCRIPTION                                                   AMOUNT
-----------------------------------------------------------------------------------------------------------------
                                                                     (Thousands of Dollars)
ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                                 $ 1

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                                 -
                                                                            ---
                                                               TOTAL        $ 1
                                                                            ===

-----------------------------------------------------------------------------------------------------------------
INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
               Uniform Systems of Accounts.  For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

-----------------------------------------------------------------------------------------------------------------
                                      BALANCE AT        NET INCOME                        BALANCE AT
                                      BEGINNING            OR             DIVIDENDS         CLOSE
            DESCRIPTION                OF YEAR            (LOSS)            PAID           OF YEAR
-----------------------------------------------------------------------------------------------------------------
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                   $  -              $  -              $  -            $  -
                                       ------            ------            ------          ------
                             TOTAL     $  -              $  -              $  -            $  -
                                       ======            ======            ======          ======


                            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                    For the Year Ended December 31, 2001

                                                SCHEDULE XII

                                               LONG-TERM DEBT

INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column.  For Account 224
               -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

-------------------------------------------------------------------------------------------------------------------------
                                                                         BALANCE                                BALANCE
                         TERMS OF OBLIG.  DATE                             AT                                     AT
                         CLASS & SERIES   OF     INTEREST    AMOUNT      BEGINNING                 DEDUCTIONS     CLOSE
NAME OF CREDITOR          OF OBLIGATION MATURITY   RATE    AUTHORIZED    OF YEAR     ADDITIONS       (1)        OF YEAR
-------------------------------------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE                                         $ -          $ -          $ -           $ -         $ -
            COMPANIES:

ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:                                               -            -            -             -           -
                                                              ----         ----         ----          ----        ----
                                                              $ -          $ -          $ -           $ -         $ -
                                                              ====         ====         ====          ====        ====

    (1) GIVE AN EXPLANATION OF DEDUCTIONS:


                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2001

                   SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.
               Give description and amount of miscellaneous current and accrued liabilities.  Items less than $10,000 may be grouped, showing the number of items in each group.

---------------------------------------------------------------------------------------------------
                                                                BALANCE AT     BALANCE AT
                                                                BEGINNING         CLOSE
                               DESCRIPTION                       OF YEAR         OF YEAR
---------------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                             $ 28,400        $ 84,800
The Connecticut Light and Power Company                           38,000          77,200
North Atlantic Energy Corporation                                 27,800          32,200
Northeast Nuclear Energy Company                                   9,300          56,900
Holyoke Water Power Company                                       16,200           3,300
NU Enterprises, Inc.                                                -              4,600
Northeast Generation Company                                        -              9,900
Mode 1 Communications, Inc.                                          800           1,800
Yankee Energy System, Inc.                                          -              3,400
                                                                --------        --------
                                                                $120,500        $274,100
                                                                ========        ========

---------------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities                                             $    823        $  5,552
The Connecticut Light and Power Company                           51,845             779
The Rocky River Realty Company                                       405             322
Public Service Company of New Hampshire                              125          11,787
Western Massachusetts Electric Company                            11,692           2,257
Northeast Nuclear Energy Company                                  24,548            -
North Atlantic Energy Service Company                                  6            -
Holyoke Water Power Company                                            8            -
Select Energy, Inc.                                                  107             108
Select Energy New York, Inc.                                        -                 (2)
Northeast Generation Company                                           9            -
Northeast Generation Service Company                                -                104
Yankee Gas Service Company                                          -                151
                                                                --------        --------
                                                                $ 89,568        $ 21,058
                                                                ========        ========

---------------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Pension Cost                                                    $(28,352)       $   -
Performance Reward Program                                        14,731           5,328
Payroll Accrual                                                    4,599           8,200
Payroll Deductions                                                 2,406           3,487
Early Retirement Program                                            (365)           (366)
Interest on Connecticut Sales Tax Settlement                          15              15
                                                                --------        --------
                                                                $ (6,966)       $ 16,664
                                                                ========        ========



            ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                             -----------------------------------

                    For the Year Ended December 31, 2001
                                       -----------------

                                SCHEDULE XIV
                                ------------

                        NOTES TO FINANCIAL STATEMENTS
                        -----------------------------


INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     General
     Northeast Utilities Service Company (NUSCO or the company), is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company, Public Service Company of New Hampshire, Western Massachusetts Electric Company, North Atlantic Energy Corporation, Holyoke Water Power Company, and Yankee Energy System, Inc. are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by NU. NUSCO provides centralized accounting, administrative, engineering, financial, information resources, legal, operational, planning, purchasing, and other services to the NU system companies.

     Several wholly owned subsidiaries of NU provide support services for the NU system companies and, in some cases, for other New England utilities. Prior to March 31, 2001, Northeast Nuclear Energy Company acted as agent for the NU system companies and other New England utilities in operating the Millstone nuclear units. North Atlantic Energy Service Corporation has operational responsibility for the Seabrook Station nuclear unit.

     All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval by various federal and state regulatory agencies.

     Public Utility Regulation
     NU is registered with the Securities and Exchange Commission as a holding company under the Public Utility Holding Company Act of 1935 (1935 Act) and NU and its subsidiaries, including NUSCO, are subject to the provisions of the 1935 Act.

     Depreciation
     The provision for depreciation is calculated using the straight-line method based on estimated remaining useful lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Depreciation rates are applied to plant-in-service from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation.

     Revenues
     The company provides services to the affiliated utility companies on the basis of recovery of cost plus return on capital, as defined under the terms of agreements, which have been approved by various federal and state regulatory commissions having jurisdiction over operations of the company and the affiliated utility companies.

2.   SHORT-TERM DEBT

     Certain subsidiaries of NU are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system, and reduces outside short-term borrowings. NUSCO is not permitted to borrow from the Pool but administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing.

3.   LEASES

     General
     NUSCO has entered into lease agreements for the use of data processing and office equipment, vehicles, and office space. The provisions of these lease agreements generally provide for renewal options. At December 31, 2001 and 2000, NUSCO's capital lease obligations and rental payments, including interest, charged to operating expenses were not material.

     Operating lease rental payments charged to expense in 2001 and 2000 were $1.5 million and $1.6 million, respectively.

     Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance, and maintenance, under long-term noncancelable operating leases, as of December 31, 2001 are as follows:

          Year                                    Millions of Dollars
          ----                                    -------------------
          2002..............................            $ 8.3
          2003..............................              6.6
          2004..............................              6.1
          2005..............................              6.1
          2006..............................              6.0
          After 2006........................             13.0
                                                        -----
          Future minimum lease payments                 $46.1
                                                        =====

     Rocky River Realty Company
     Rocky River Realty Company (RRR) provides real estate support services, including the leasing of properties and facilities used by NU system companies. During 1997, RRR repurchased certain notes that were secured by real estate leases between RRR as lessor and NUSCO as lessee. The repayment of these rates triggered the acceleration of rent paid by NUSCO to RRR. These amounts were subsequently billed by NUSCO to the applicable NU operating subsidiaries in their proportionate amounts. At December 31, 2001 and 2000, NUSCO has recorded long-term prepaid rent of $18.8 million and $20.1 million, respectively. The asset is being amortized on a straight-line basis and will be fully amortized in 2017.

4.   PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

     The NU system companies, including NUSCO, participate in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. NUSCO's portion of the NU system's total pension credit was $53.2 million in 2001 and $25.4 million in 2000.

     Currently, NUSCO's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and Internal Revenue Code.

     The NU system companies, including NUSCO, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from the NU system who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree heath care cost. These costs are charged to expense over the estimated work life of the employee. The NU system companies annually fund postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible.

     Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

     The following table represents information on the plans' benefit obligation, fair value of plan assets and the respective plans' funded status.

     ------------------------------------------------------------------------------------
                                                  At December 31,
     ------------------------------------------------------------------------------------
                                         Pension Benefits       Postretirement Benefits
     ------------------------------------------------------------------------------------
     (Millions of Dollars)               2001        2000        2001              2000
     ------------------------------------------------------------------------------------
     Change in benefit obligation
     Benefit obligation
       at beginning of year........... $(368.6)    $(356.6)    $(61.2)           $(57.4)
     Service cost.....................    (8.8)       (9.3)      (1.3)             (1.5)
     Interest cost....................   (26.2)      (26.2)      (5.3)             (4.5)
     Transfers........................    (0.7)       13.9         -                0.5
     Actuarial loss...................   (21.5)      (11.3)      (8.4)             (2.8)
     Benefits paid....................   111.2        21.3        8.3               4.5
     Settlements and other............   (48.0)       (0.4)      (4.5)               -
     ------------------------------------------------------------------------------------
     Benefit obligation
       at end of year................. $(362.6)    $(368.6)    $(72.4)           $(61.2)
     ------------------------------------------------------------------------------------
     Change in plan assets
     Fair value of plan assets
       at beginning of year........... $ 541.7     $ 578.8     $ 41.7            $ 38.4
     Actual return on plan assets.....   (23.8)       (1.9)      (3.8)              1.9
     Employer contribution............      -           -         5.6               5.9
     Transfers........................     0.7       (13.9)        -                 -
     Benefits paid....................  (111.2)      (21.3)      (8.3)             (4.5)
     ------------------------------------------------------------------------------------
     Fair value of plan assets
       at end of year................. $ 407.4     $ 541.7     $ 35.2           $  41.7
     ------------------------------------------------------------------------------------
     Funded status at December 31..... $  44.8    $ 173.1      $(37.2)          $ (19.5)
     Unrecognized transition
       (asset)/obligation.............    (2.4)      (3.5)       24.6              30.1
     Unrecognized prior service cost..    17.6       20.8          -                 -
     Unrecognized net gain............   (41.6)   ( 162.0)        7.6              (9.2)
     ------------------------------------------------------------------------------------
     Prepaid/(accrued) benefit cost... $  18.4    $  28.4      $ (5.0)          $   1.4
     ------------------------------------------------------------------------------------

     The following actuarial assumptions were used in calculating the plans' year end funded status:

     -------------------------------------------------------------------------------
                                                  At December 31,
     -------------------------------------------------------------------------------
                                        Pension Benefits    Postretirement Benefits
                                        2001        2000      2001           2000
     -------------------------------------------------------------------------------
     Discount rate....................  7.25%       7.50%     7.25%          7.50%
     Compensation/progression rate....  4.25        4.50      4.25           4.50
     Health care cost trend rate (a)..   N/A         N/A     11.00           5.26
     -------------------------------------------------------------------------------

     (a) The annual per capita cost of covered health care benefits was assumed to decrease to 5.00 percent by 2007.

     The components of net periodic benefit (credit)/cost are:

     -------------------------------------------------------------------------------
                                             For the Years Ended December 31,
     -------------------------------------------------------------------------------
                                        Pension Benefits    Postretirement Benefits
     (Millions of Dollars)              2001        2000      2001           2000
     -------------------------------------------------------------------------------
     Service cost..................... $   8.8     $  9.3    $ 1.3          $ 1.5
     Interest cost....................    26.2       26.2      5.3            4.5
     Expected return on plan assets...   (44.3)     (47.9)    (3.7)          (3.2)
     Amortization of unrecognized
       net transition
       (asset)/obligation.............    (0.6)      (0.6)     2.2            2.5
     Amortization of prior
       service cost...................     1.6        1.8       -              -
     Amortization of actuarial gain...   (11.6)     (14.2)      -              -
     Other amortization, net..........      -          -      (0.7)          (0.8)
     Settlements and other............   (33.3)        -       7.6             -
     -------------------------------------------------------------------------------
     Net periodic benefit
      (credit)/cost...................  $(53.2)    $(25.4)   $12.0          $ 4.5
     -------------------------------------------------------------------------------

     For calculating pension and postretirement benefit costs, the following assumptions were used:

     -------------------------------------------------------------------------------
                                             For the Years Ended December 31,
     -------------------------------------------------------------------------------
                                        Pension Benefits    Postretirement Benefits
                                        2001        2000      2001           2000
     -------------------------------------------------------------------------------
     Discount rate....................  7.50%       7.75%     7.50%          7.75%
     Expected long-term rate
       of return......................  9.50        9.50       N/A            N/A
     Compensation/ progression rate...  4.50        4.75      4.50           4.75
     Long-term rate of return -
       Health assets, net of tax......   N/A         N/A      7.50           7.50
       Life assets....................   N/A         N/A      9.50           9.50
     -------------------------------------------------------------------------------

     Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

     --------------------------------------------------------------------------
                                           One Percentage      One Percentage
     (Millions of Dollars)                 Point Increase      Point Decrease
     --------------------------------------------------------------------------
     Effect on total service and
       interest cost components..........        $0.2              $(0.2)
     Effect on postretirement
       benefit obligation................        $1.9              $(1.8)
     --------------------------------------------------------------------------

     The trust holding the health plan assets is subject to federal income taxes.


             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     FOR THE YEAR ENDED DECEMBER 31, 2001

                                 SCHEDULE XV

                        COMPARATIVE INCOME STATEMENT

-------------------------------------------------------------------------------------------
ACCOUNT              DESCRIPTION                             2001          2000
-------------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)
        INCOME
        ------
  457   Services rendered to associate companies            $299,232       $272,480
  458   Services rendered to nonassociate companies            5,632          5,805
  415   Revenues from merchandising, jobbing, contracts            3           -
  418   Nonoperating rental income                              (261)         (314)
  419   Interest and dividend income                           1,956         3,075
  421   Miscellaneous income or loss                             (40)         (109)
  447   Sales for resale                                        -           14,370
  456   Other electric revenues                                    2            13
                                                            --------      --------
               Total Income                                  306,524       295,320
                                                            --------      --------

        EXPENSE
        -------
 500-5  Power production                                      23,452        21,269
 560-5  Transmission                                           3,875         3,234
 580-5  Electric Distribution                                  6,530         7,030
 870-8  Gas Distribution                                          10          -
 901-9  Customer accounting and collection expenses           13,101        12,368
 907-9  Customer service and informational expenses           10,848        15,231
 911-9  Demonstrating and selling expenses                      (124)          666
  920   Salaries and wages                                    85,297        92,168
  921   Office supplies and expenses                          12,183        23,885
  922   Administrative expense transferred-credit               -             -
  923   Outside services employed                             17,110        16,039
  924   Property insurance                                         2            92
  925   Injuries and damages                                   1,373         1,206
  926   Employee pensions and benefits                        44,338         4,790
  928   Regulatory commission expense                          9,009        10,883
  930.1 General advertising expenses                               8            68
  930.2 Miscellaneous general expenses                          (569)        2,116
  931  Rents                                                  12,626        12,571
  935  Maintenance of structures and equipment                 2,791         1,814
  403  Depreciation and amortization expense                  10,831        14,978
  408  Taxes other than income taxes                          11,342        11,977
  409  Income taxes                                            6,428       (10,447)
  410  Provision for deferred income taxes                    11,801        17,720
  411  Provision for deferred income taxes-credit            (19,438)       (8,137)
  417.1 Expenses of nonutility operations                         37            55
  426.1 Donations                                                239           247
  426.5 Other deductions                                       9,108        11,522
  427   Interest on long-term debt                              -             -
  430   Interest on debt to associate companies                 -             -
  431   Other interest expense                                   548         2,550
                                                            --------      --------
               Total Expense                                 272,756       265,895
                                                            --------      --------

       COST OF SERVICE - BALANCE SHEET
       -------------------------------
  107  Construction work in progress                          20,109        20,021
  108  Retirement work in progress                               777           166
  109  Retirement work in progress-leased                       -                1
  143  Other accounts receivable                                 119           232
  152  Fuel stock expenses undistributed                         625           603
  163  Stores expense undistributed                            1,188         1,593
  165  Prepayments                                               364           155
  181  Unamortized debt expense                                  215           213
  182  Other regulatory assets                                    22           -
  184  Clearing accounts                                       1,115         1,024
  186  Miscellaneous deferred debits                           8,015         4,669
  228  Accumulated provison for injuries and damages              29             1
  228  Environmental accrual                                     225         1,397
  232  Account payable                                           (15)         -
  242  Miscellaneous current and accrued liabilities             885          (758)
  253  Other deferred credits                                     39           108
  254  Other regulatory liabilities                               56          -
                                                            --------      --------
          Total cost of service - balance sheet               33,768        29,425
                                                            --------      --------
                           Net Income or (Loss)             $   -         $   -
                                                            ========      ========


                   ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                           For the Year Ended December 31, 2001

                                  ANALYSIS OF BILLING

                                  ASSOCIATE COMPANIES
                                     ACCOUNT 457

---------------------------------------------------------------------------------------------------
                                         DIRECT         INDIRECT      COMPENSATION      TOTAL
                                          COSTS           COSTS          FOR USE        AMOUNT
NAME OF ASSOCIATE COMPANY                CHARGED        CHARGED        OF CAPITAL       BILLED
---------------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

                                         457-1           457-2           457-3
                                       ------------------------------------------------------------

Northeast Utilities                    $  4,549         $   601           $ -          $  5,150
The Connecticut Light and
  Power Company                         111,158          17,254             -           128,412
Public Service Company of New
 Hampshire                               25,223           3,927             -            29,150
North Atlantic Energy
  Corporation                               417              69             -               486
Western Massachusetts
  Electric Company                       20,520           3,361             -            23,881
Holyoke Water Power Company               1,304             303             -             1,607
Holyoke Power and Electric
  Company                                    12               3             -                15
Yankee Energy System, Inc.                   47               9             -                56
Yankee Gas Services Company              14,550           2,486             -            17,036
NORCONN Properties, Inc.                     17               1             -                18
Yankee Energy Financial Services
   Company                                    3               1             -                 4
Yankee Energy Service, Inc.                  13               4             -                17
R.M. Services, Inc.                         290              35             -               325
Northeast Nuclear Energy Company         33,849             859             -            34,708
North Atlantic Energy Service
 Corporation                              6,400             614             -             7,014
The Quinnehtuk Company                       19               5             -                24
The Rocky River Realty Company            1,082              35             -             1,117
Properties, Inc.                             16               5             -                21
Charter Oak Energy, Inc.                      1            -                -                 1
NU Enterprises, Inc.                        279              58             -               337
Northeast Generation Company              1,041             230             -             1,271
Northeast Generation Services
  Company                                31,819           2,017             -            33,836
Mode 1 Communications, Inc.                 236              65             -               301
Select Energy, Inc.                      11,360           2,126             -            13,486
Select Energy Portland Pipeline, Inc.         5               2             -                 7
Select Energy Services, Inc.                889              33             -               922
NGS Mechanical, Inc.                          1            -                -                 1
E.S. Boulos Company                          24               5             -                29
                                       --------         -------           -----        --------
                             Total     $265,124         $34,108           $ -          $299,232
                                       ========         =======           =====        ========


              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 2001

                               ANALYSIS OF BILLING

                             NONASSOCIATE COMPANIES
                                  ACCOUNT 458

--------------------------------------------------------------------------------------------------------
                                   DIRECT    INDIRECT    COMPENSATION               EXCESS       TOTAL
                                   COSTS     COSTS         FOR USE      TOTAL        OR          AMOUNT
NAME OF NONASSOCIATE COMPANY       CHARGED   CHARGED      OF CAPITAL    COSTS     DEFICIENCY     BILLED
--------------------------------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

                                    458-1     458-2         458-3                   458-4
                                   --------------------------------------------------------------------
Connecticut Yankee Atomic
  Power Company (3)                $   79     $ 12          $ -         $   91       $ -         $   91
Connecticut Valley Electric
  Exchange (1)                      3,838      464            -          4,302         -          4,302
New England Power Exchange (1)      1,170       -             -          1,170         -          1,170
New England Power Planning
  Committee (1)                         2       -             -              2         -              2
New England Power Pool (1)              4        1            -              5         -              5
                                   ------     ----          ----        ------       ----        ------
                                    5,093      477            -          5,570         -          5,570
                                   ------     ----          ----        ------       ----        ------

Other miscellaneous revenues: (2)
 Miscellaneous (29 companies)          62       -             -             62         -             62
                                   ------     ----          ----        ------       ----        ------
TOTAL                              $5,155     $477          $ -         $5,632       $ -         $5,632
                                   ======     ====          ====        ======       ====        ======

INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

(1) Northeast Utilities Service Company supplies centralized accounting, administrative, data processing, engineering, financial, legal, operational, planning, purchasing, and/or other services.
(2) The services provided were primarily training services and rental of video services.
(3) Northeast Utilities Service Company supplies payroll, benefits administration, environmental, and IT services.


               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                       For the Year Ended December 31, 2001

                                   SCHEDULE XVI
                        ANALYSIS OF CHARGES FOR SERVICE
                     ASSOCIATE AND NONASSOCIATE COMPANIES

-----------------------------------------------------------------------------------------------------------
                                                           ASSOCIATE       NONASSOCIATE      TOTAL
ACCOUNT                                                     COMPANY         COMPANY        CHARGES FOR
 NUMBER       DESCRIPTION OF ITEMS                          CHARGES         CHARGES         SERVICE
-----------------------------------------------------------------------------------------------------------
                                                                (THOUSANDS OF DOLLARS)
500-559 Power production                                    $ 17,973        $5,479           $ 23,452
560-579 Transmission                                           3,875          -                 3,875
580-599 Electric Distribution                                  6,530          -                 6,530
870-894 Gas Distribution                                          10          -                    10
901-906 Customer accounting and collection expenses            13,101         -                13,101
907-910 Customer service and informational expenses            10,848         -                10,848
911-917 Demonstrating and selling expenses                       (124)        -                  (124)
920     Salaries and wages                                     85,297         -                85,297
921     Office supplies and expenses                           12,183         -                12,183
922     Administrative expense transferred-credit                -            -                  -
923     Outside services employed                              17,109            1             17,110
924     Property insurance                                          2         -                     2
925     Injuries and damages                                    1,373         -                 1,373
926     Employee pensions and benefits                         44,338         -                44,338
928     Regulatory commission expense                           9,009         -                 9,009
930.1   General advertising expenses                                8         -                     8
930.2   Miscellaneous general expenses                           (569)        -                  (569)
931     Rents                                                  12,626         -                12,626
935     Maintenance of structures and equipment                 2,791         -                 2,791
403     Depreciation and amortization expense                  10,831         -                10,831
408     Taxes other than income taxes                          11,342         -                11,342
409     Income taxes                                            6,428         -                 6,428
410     Provision for deferred income taxes                    11,801         -                11,801
411     Provision for deferred income taxes-credit            (19,438)        -               (19,438)
417.1   Expenses of nonutility operations                          37         -                    37
426.1   Donations                                                 287         -                   287
426.5   Other deductions                                        9,060         -                 9,060
427     Interest on long-term debt                               -            -                  -
431     Other interest expense                                    548         -                   548
                                                             --------       ------           --------
                Total Expense                                 267,276        5,480            272,756
                                                             --------       ------           --------

        COST OF SERVICE - BALANCE SHEET
        -------------------------------
107     Construction work in progress                          20,109         -                20,109
108     Retirement work in progress                               777         -                   777
143     Other accounts receivable                                 119         -                   119
152     Fuel stock expenses undistributed                         625         -                   625
163     Stores expense undistributed                            1,188         -                 1,188
165     Prepayments                                               364         -                   364
181     Unamortized debt expense                                  215         -                   215
182     Other regulatory assets                                    22         -                    22
184     Clearing accounts                                       1,115         -                 1,115
186     Miscellaneous deferred debits                           7,925           90              8,015
228     Accumulated provision for injuries and damages             29         -                    29
228     Environmental accrual                                     225         -                   225
232     Miscellaneous current and accrued liabilities             (15)        -                   (15)
242     Miscellaneous current and accrued liabilities             885         -                   885
253     Other deferred credits                                     39         -                    39
254     Other regulatory liabilities                               56         -                    56
                                                             --------       ------           --------
                Cost of service - balance sheet                33,678           90             33,768
                                                             --------       ------           --------

        Compensation for use of equity capital
430     Interest on debt to associate companies                 -             -                  -
431     Other interest expense                                  -             -                  -
                                                             --------       ------           --------
                 Total expenses                                 -             -                  -
                                                             --------       ------           --------

415     Revenues from merchandising, jobbing, contracts            (3)        -                    (3)
418     Nonoperating rental income                                261         -                   261
419     Interest and dividend income                           (1,956)        -                (1,956)
421     Miscellaneous income or loss                              (22)         62                  40
456     Other electric revenues                                    (2)        -                    (2)
                                                             --------       ------           --------
                          Total cost of service              $299,232       $5,632           $304,864
                                                             ========       ======           ========

        INSTRUCTION:  Total cost of service will equal, for associate and nonassociate companies, the total amount billed under their separate analysis of billing schedules.




                                                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                                               For the Year Ended December 31, 2001

                                                                            SCHEDULE XVII
                                                                   SCHEDULE OF EXPENSE DISTRIBUTION BY
                                                                      DEPARTMENT OR SERVICE FUNCTION

---------------------------------------------------------------------------------------------------------------------------------
                                                           TOTAL
ACCOUNT                                                --------------------------------------------------------------------------
 NUMBER              DESCRIPTION OF ITEMS                  AMOUNT      (1)        (2)      (3)      (4)       (5)       (6)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                   (Thousands of Dollars)
EXPENSE
-------
500-559 POWER PRODUCTION                                  $ 23,452    $ -       $ -       $  310   $ -       $ -       $     2
560-579 TRANSMISSION                                         3,875      -         -         -        -         -          -
580-599 ELECTRIC DISTRIBUTION                                6,530      -         -           (4)    -            1          6
870-894 GAS DISTRIBUTION                                        10      -         -         -        -         -          -
901-906 CUSTOMER ACCOUNTING AND COLLECTION EXPENSES         13,101      -         -          960      478      -           258
907-910 CUSTOMER SERVICE AND INFORMATIONAL EXPENSES         10,848         2      -            1     -         -             2
911-917 DEMONSTRATING AND SELLING EXPENSES                    (124)     -         -         (129)      14      -             6
920     SALARIES AND WAGES                                  85,297    1,228      1,226     2,859      592     1,051     10,579
921     OFFICE SUPPLIES AND EXPENSES                        12,183       88        125       438        2       116       (268)
922     ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT             -        -          -         -        -         -          -
923     OUTSIDE SERVICES EMPLOYED                           17,110       63        865       236     -          206        456
924     PROPERTY INSURANCE                                       2     -          -         -        -         -          -
925     INJURIES AND DAMAGES                                 1,373     -          -         -        -         -             8
926     EMPLOYEE PENSIONS AND BENEFITS                      44,338      633        243      -           3      -          -
928     REGULATORY COMMISSION EXPENSE                        9,009     -          -         (820)    -         -             2
930.1   GENERAL ADVERTISING EXPENSES                             8     -          -         -        -         -          -
930.2   MISCELLANEOUS GENERAL EXPENSES                        (569)      (9)        (1)       (1)    -         (262)        44
931     RENTS                                               12,626     -           474      -        -         -          -
935     MAINTENANCE OF STRUCTURES AND EQUIPMENT              2,791     -          -         -        -         -          -
403     DEPRECIATION AND AMORTIZATION EXPENSE               10,831     -          -         -        -         -          -
408     TAXES OTHER THAN INCOME TAXES                       11,342     -          -         -        -         -          -
409     INCOME TAXES                                         6,428     -          -         -        -         -          -
410     PROVISION FOR DEFERRED INCOME TAXES                 11,801     -          -         -        -         -          -
411     PROVISION FOR DEFERRED INCOME TAXES - CREDIT       (19,438)    -          -         -        -         -          -
417.1   EXPENSES OF NONUTILITY OPERATIONS                       37     -          -         -        -         -          -
426.1   DONATIONS                                              239     -          -         -        -         -          -
426.5   OTHER DEDUCTIONS                                     9,108        3       -         -        -         -            13
427     INTEREST ON LONG-TERM DEBT                            -        -          -         -        -         -          -
430     INTEREST ON DEBT TO ASSOCIATE COMPANIES               -        -          -         -        -         -          -
431     OTHER INTEREST EXPENSE                                548      -          -         -        -         -          -
                                                       --------------------------------------------------------------------------
               TOTAL EXPENSE                              272,756     2,008      2,932     3,850    1,089     1,112     11,108
                                                       --------------------------------------------------------------------------

BALANCE
SHEET
-----
107     CONSTRUCTION WORK IN PROGRESS                      20,109      -          -           46     -         -             8
108     RETIREMENT WORK IN PROGRESS                           777      -          -         -        -         -          -
143     OTHER ACCOUNTS RECEIVABLE                             119      -          -         -        -         -          -
152     FUEL STOCK EXPENSES UNDISTRIBUTED                     625      -          -         -        -         -          -
163     STORES EXPENSE UNDISTRIBUTED                        1,188      -          -         -        -         -          -
165     PREPAYMENTS                                           364      -          -         -        -         -          -
181     UNAMORTIZED DEBT EXPENSE                              215      -          -           44     -         -          -
182     OTHER REGULATORY ASSETS                                22      -          -         -        -         -          -
184     CLEARING ACCOUNTS                                   1,115      -          -         -        -         -          -
186     MISCELLANEOUS DEFFERED DEBITS                       8,015      -            31        66       31        31         32
228     ACCUMULATED PROVISION FOR
        INJURIES AND DAMAGES                                   29      -          -         -        -         -          -
228     ENVIRONMENTAL ACCRUAL                                 225      -          -         -        -         -          -
232     ACCOUNTS PAYABLE                                      (15)     -          -         -        -         -           (16)
242     MISCELLANEOUS CURRENT AND
        ACCRUED LIABILITIES                                   885      -          -         -        -         -           (95)
253     OTHER DEFERRED CREDITS                                 39      -          -         -        -         -          -
254     OTHER REGULATORY LIABILITES                            56      -          -         -        -         -          -
                                                       --------------------------------------------------------------------------
           TOTAL COST OF SERVICE - BALANCE SHEET           33,768      -            31       156       31        31        (71)
                                                       --------------------------------------------------------------------------
           TOTAL EXPENSES DISTRIBUTED                    $3O6,524    $2,008     $2,963    $4,006   $1,120    $1,143    $11,037
                                                       ==========================================================================



                                                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                                               For the Year Ended December 31, 2001

                                                                            SCHEDULE XVII
                                                                   SCHEDULE OF EXPENSE DISTRIBUTION BY
                                                                DEPARTMENT OR SERVICE FUNCTION (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
ACCOUNT
 NUMBER              DESCRIPTION OF ITEMS                    (7)        (8)         (9)      (10)       (11)       (12)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                   (Thousands of Dollars)
EXPENSE
-------
500-559 POWER PRODUCTION                                  $   -       $  (12)    $ 3,748    $    43     $ -      $   722
560-579 TRANSMISSION                                             1         7       3,688         12       -         -
580-599 ELECTRIC DISTRIBUTION                                 -          310       3,930      2,192       -           15
870-894 GAS DISTRIBUTION                                      -         -              6       -          -         -
901-906 CUSTOMER ACCOUNTING AND COLLECTION EXPENSES             34       641           2     10,608       -          106
907-910 CUSTOMER SERVICE AND INFORMATIONAL EXPENSES           -           69          10      9,961       -          692
911-917 DEMONSTRATING AND SELLING EXPENSES                       6      -           -           229       -         -
920     SALARIES AND WAGES                                   3,374     3,822       1,092        900      252      28,158
921     OFFICE SUPPLIES AND EXPENSES                           235        77          61         54        3       1,718
922     ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT             -         -           -          -          -         -
923     OUTSIDE SERVICES EMPLOYED                            1,129       (17)         71        135        1      10,256
924     PROPERTY INSURANCE                                    -         -           -          -          -         -
925     INJURIES AND DAMAGES                                  -         -           -            34       -         -
926     EMPLOYEE PENSIONS AND BENEFITS                     (14,813)        3          (1)        (2)      -          218
928     REGULATORY COMMISSION EXPENSE                         -         -           -          -          -         -
930.1   GENERAL ADVERTISING EXPENSES                          -         -           -          -          -         -
930.2   MISCELLANEOUS GENERAL EXPENSES                         (36)     -             (18)       (2)      (1)        (21)
931     RENTS                                                 -         -           -            27       -        7,751
935     MAINTENANCE OF STRUCTURES AND EQUIPMENT               -           54           31      -          -           29
403     DEPRECIATION AND AMORTIZATION EXPENSE                 -         -           -          -          -         -
408     TAXES OTHER THAN INCOME TAXES                         -         -           -          -          -         -
409     INCOME TAXES                                          -         -           -          -          -         -
410     PROVISION FOR DEFERRED INCOME TAXES                   -         -           -          -          -         -
411     PROVISION FOR DEFERRED INCOME TAXES - CREDIT          -         -           -          -          -         -
417.1   EXPENSES OF NONUTILITY OPERATIONS                     -         -              37      -          -         -
426.1   DONATIONS                                                3        12            1       147        1           1
426.5   OTHER DEDUCTIONS                                      -           10            4        47       -         -
427     INTEREST ON LONG-TERM DEBT                            -         -           -          -          -         -
430     INTEREST ON DEBT TO ASSOCIATE COMPANIES               -         -           -          -          -         -
431     OTHER INTEREST EXPENSE                                -         -           -          -          -         -
                                                       --------------------------------------------------------------------------
               TOTAL EXPENSE                               (10,067)    4,976      12,662     24,385      256      49,645
                                                       --------------------------------------------------------------------------

BALANCE
SHEET
-----
107     CONSTRUCTION WORK IN PROGRESS                           2        471      7,964       1,733       -        8,652
108     RETIREMENT WORK IN PROGRESS                           -         -           769           5       -           (3)
143     OTHER ACCOUNTS RECEIVABLE                             -         -          -              8       -         -
152     FUEL STOCK EXPENSES UNDISTRIBUTED                     -         -           434        -          -         -
163     STORES EXPENSE UNDISTRIBUTED                          -        1,033         25           1       -            7
165     PREPAYMENTS                                           -         -          -           -          -         -
181     UNAMORTIZED DEBT EXPENSE                               144      -             9        -          -         -
182     OTHER REGULATORY ASSETS                               -         -          -           -          -         -
184     CLEARING ACCOUNTS                                     -         -          -           -          -          191
186     MISCELLANEOUS DEFFERED DEBITS                           20        61      6,088         330        3         458
228     ACCUMULATED PROVISION FOR
        INJURIES AND DAMAGES                                  -         -          -           -          -         -
228     ENVIRONMENTAL ACCRUAL                                 -         -             1        -          -         -
232     ACCOUNTS PAYABLE                                      -         -          -           -          -         -
242     MISCELLANEOUS CURRENT AND
        ACCRUED LIABILITIES                                   -         -          -           594        -          384
253     OTHER DEFERRED CREDITS                                -         -            39       -           -         -
254     OTHER REGULATORY LIABILITES                           -         -          -          -           -         -
                                                       --------------------------------------------------------------------------
           TOTAL COST OF SERVICE - BALANCE SHEET               166     1,565     15,329      2,671         3       9,689
                                                       --------------------------------------------------------------------------
           TOTAL EXPENSES DISTRIBUTED                      $(9,901)   $6,541    $27,991    $27,056      $259     $59,334
                                                       ==========================================================================


                                                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                                               For the Year Ended December 31, 2001

                                                                            SCHEDULE XVII
                                                                   SCHEDULE OF EXPENSE DISTRIBUTION BY
                                                                DEPARTMENT OR SERVICE FUNCTION (CONTINUED)

---------------------------------------------------------------------------------------------------------------------------------
ACCOUNT
 NUMBER              DESCRIPTION OF ITEMS                    (13)      (14)       (15)        (16)     (17)       (18)
---------------------------------------------------------------------------------------------------------------------------------
                                                                                   (Thousands of Dollars)
EXPENSE
-------
500-559 POWER PRODUCTION                                   $     2    $    1     $    4     $   21    $ -        $ -
560-579 TRANSMISSION                                          -         -             4       -         -          -
580-599 ELECTRIC DISTRIBUTION                                   20        15          1         31      -          -
870-894 GAS DISTRIBUTION                                         4      -          -          -         -          -
901-906 CUSTOMER ACCOUNTING AND COLLECTION EXPENSES             12      -          -          -         -             1
907-910 CUSTOMER SERVICE AND INFORMATIONAL EXPENSES              3      -             1         16      -            22
911-917 DEMONSTRATING AND SELLING EXPENSES                    -         -          (171)         1      -             2
920     SALARIES AND WAGES                                   7,749     1,443      4,764      1,572       218      1,669
921     OFFICE SUPPLIES AND EXPENSES                         3,890        48          5        352        48        207
922     ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT             -         -          -          -         -          -
923     OUTSIDE SERVICES EMPLOYED                            2,609       676      1,674        592        27        291
924     PROPERTY INSURANCE                                    -         -             2       -         -          -
925     INJURIES AND DAMAGES                                  -         -           755        456      -          -
926     EMPLOYEE PENSIONS AND BENEFITS                      22,077         1       -             9      -           148
928     REGULATORY COMMISSION EXPENSE                         -         -           802       -         -          -
930.1   GENERAL ADVERTISING EXPENSES                          -         -          -          -         -             8
930.2   MISCELLANEOUS GENERAL EXPENSES                         (44)     -            (2)       (47)      (26)      (115)
931     RENTS                                                4,213         2       -          -         -           125
935     MAINTENANCE OF STRUCTURES AND EQUIPMENT                 (2)     -          -         2,679      -          -
403     DEPRECIATION AND AMORTIZATION EXPENSE                 -         -          -          -         -          -
408     TAXES OTHER THAN INCOME TAXES                         -         -          -          -         -          -
409     INCOME TAXES                                          -         -          -          -         -          -
410     PROVISION FOR DEFERRED INCOME TAXES                   -         -          -          -         -          -
411     PROVISION FOR DEFERRED INCOME TAXES - CREDIT          -         -          -          -         -          -
417.1   EXPENSES OF NONUTILITY OPERATIONS                     -         -          -          -         -          -
426.1   DONATIONS                                                1      -             1         16      -            56
426.5   OTHER DEDUCTIONS                                         8      -            74       -        3,509      5,233
427     INTEREST ON LONG-TERM DEBT                            -         -           -         -         -          -
430     INTEREST ON DEBT TO ASSOCIATE COMPANIES               -         -           -         -         -          -
431     OTHER INTEREST EXPENSE                                -         -           -         -         -          -
                                                       --------------------------------------------------------------------------
               TOTAL EXPENSE                                40,542     2,186       7,914     5,698     3,776      7,647
                                                       --------------------------------------------------------------------------

BALANCE
SHEET
-----
107     CONSTRUCTION WORK IN PROGRESS                          970      -              1        30      -             3
108     RETIREMENT WORK IN PROGRESS                              1      -              6         4      -          -
143     OTHER ACCOUNTS RECEIVABLE                             -         -            111      -         -          -
152     FUEL STOCK EXPENSES UNDISTRIBUTED                     -         -           -         -         -          -
163     STORES EXPENSE UNDISTRIBUTED                           121      -           -         -         -          -
165     PREPAYMENTS                                           -         -           -         -         -          -
181     UNAMORTIZED DEBT EXPENSE                              -         -             18      -         -          -
182     OTHER REGULATORY ASSETS                               -         -           -           22      -          -
184     CLEARING ACCOUNTS                                      924      -           -         -         -          -
186     MISCELLANEOUS DEFFERED DEBITS                           26      -            129        87        66        160
228     ACCUMULATED PROVISION FOR
        INJURIES AND DAMAGES                                  -         -             29      -         -          -
228     ENVIRONMENTAL ACCRUAL                                 -         -           -          224      -          -
232     ACCOUNTS PAYABLE                                      -         -           -         -         -          -
242     MISCELLANEOUS CURRENT AND
        ACCRUED LIABILITIES                                   -         -           -         -         -          -
253     OTHER DEFERRED CREDITS                                -         -           -         -         -          -
254     OTHER REGULATORY LIABILITES                           -         -             31        25      -          -
                                                       --------------------------------------------------------------------------
           TOTAL COST OF SERVICE - BALANCE SHEET             2,042      -            325       392        66        163
                                                       --------------------------------------------------------------------------
           TOTAL EXPENSES DISTRIBUTED                      $42,584    $2,186      $8,239    $6,090    $3,842     $7,810
                                                       ==========================================================================




                          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY
                                  For the Year Ended December 31, 2001

                                             SCHEDULE XVII
                                   SCHEDULE OF EXPENSE DISTRIBUTION BY
                                DEPARTMENT OR SERVICE FUNCTION (CONTINUED)

------------------------------------------------------------------------------------------------------
ACCOUNT
 NUMBER              DESCRIPTION OF ITEMS                    (19)      (20)       (21)        (22)
------------------------------------------------------------------------------------------------------
                                                                    (Thousands of Dollars)
EXPENSE
-------
500-559 POWER PRODUCTION                                   $  -       $17,312     $1,299    $  -
560-579 TRANSMISSION                                             2        161       -          -
580-599 ELECTRIC DISTRIBUTION                                    1         12       -          -
870-894 GAS DISTRIBUTION                                      -          -          -          -
901-906 CUSTOMER ACCOUNTING AND COLLECTION EXPENSES           -          -             1       -
907-910 CUSTOMER SERVICE AND INFORMATIONAL EXPENSES             69       -          -          -
911-917 DEMONSTRATING AND SELLING EXPENSES                      50       (132)      -          -
920     SALARIES AND WAGES                                   5,247      7,499          3       -
921     OFFICE SUPPLIES AND EXPENSES                           111      4,872          1       -
922     ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT             -          -          -          -
923     OUTSIDE SERVICES EMPLOYED                              320     (2,481)         1       -
924     PROPERTY INSURANCE                                    -          -          -          -
925     INJURIES AND DAMAGES                                  -           120       -          -
926     EMPLOYEE PENSIONS AND BENEFITS                        -             3       -        35,816
928     REGULATORY COMMISSION EXPENSE                        9,025       -          -          -
930.1   GENERAL ADVERTISING EXPENSES                          -          -          -          -
930.2   MISCELLANEOUS GENERAL EXPENSES                         (14)       (14)      -          -
931     RENTS                                                 -            34       -          -
935     MAINTENANCE OF STRUCTURES AND EQUIPMENT               -          -          -          -
403     DEPRECIATION AND AMORTIZATION EXPENSE                 -          -          -        10,831
408     TAXES OTHER THAN INCOME TAXES                         -          -          -        11,342
409     INCOME TAXES                                          -          -          -         6,428
410     PROVISION FOR DEFERRED INCOME TAXES                   -          -          -        11,801
411     PROVISION FOR DEFERRED INCOME TAXES - CREDIT          -          -          -       (19,438)
417.1   EXPENSES OF NONUTILITY OPERATIONS                     -          -          -          -
426.1   DONATIONS                                             -          -          -          -
426.5   OTHER DEDUCTIONS                                       207       -          -          -
427     INTEREST ON LONG-TERM DEBT                            -          -          -          -
430     INTEREST ON DEBT TO ASSOCIATE COMPANIES               -          -          -          -
431     OTHER INTEREST EXPENSE                                -          -          -           548
                                                       -----------------------------------------------
               TOTAL EXPENSE                                15,018     27,386      1,305     57,328
                                                       -----------------------------------------------

BALANCE
SHEET
-----
107     CONSTRUCTION WORK IN PROGRESS                           95        133          1       -
108     RETIREMENT WORK IN PROGRESS                           -            (5)      -          -
143     OTHER ACCOUNTS RECEIVABLE                             -          -          -          -
152     FUEL STOCK EXPENSES UNDISTRIBUTED                     -           191       -          -
163     STORES EXPENSE UNDISTRIBUTED                          -          -              1      -
165     PREPAYMENTS                                           -          -          -           364
181     UNAMORTIZED DEBT EXPENSE                              -          -          -          -
182     OTHER REGULATORY ASSETS                               -          -          -          -
184     CLEARING ACCOUNTS                                     -          -          -          -
186     MISCELLANEOUS DEFFERED DEBITS                           99        297       -          -
228     ACCUMULATED PROVISION FOR
        INJURIES AND DAMAGES                                  -          -          -          -
228     ENVIRONMENTAL ACCRUAL                                 -          -          -          -
232     ACCOUNTS PAYABLE                                      -             1       -          -
242     MISCELLANEOUS CURRENT AND
        ACCRUED LIABILITIES                                   -             2       -          -
253     OTHER DEFERRED CREDITS                                -          -          -          -
254     OTHER REGULATORY LIABILITES                           -          -          -          -
                                                       -----------------------------------------------
           TOTAL COST OF SERVICE - BALANCE SHEET               194        619          2        364
                                                       -----------------------------------------------
           TOTAL EXPENSES DISTRIBUTED                      $15,212    $28,005     $1,307    $57,692
                                                       ===============================================


        INSTRUCTIONS: Indicate each department or service function. (See Instruction 01-3
                      General Structure of Accounting System: Uniform System of Accounts)

        See page 25 for explanation of above service functions.



               ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                       For the Year Ended December 31, 2001

                                  SCHEDULE XVII

                            KEYS FOR SERVICE FUNCTIONS

  KEYS    SERVICE FUNCTION
  ----    ----------------
   (1)    Chairman, President and Chief Executive Officer
   (2)    Executive V.P. and Chief Financial Officer
   (3)    Power Marketing group
   (4)    Energy Services group
   (5)    Senior V.P.- Enterprise Development and Analysis
   (6)    V.P. - Accounting and Controller
   (7)    V.P. and Treasurer
   (8)    President - Utility Group
   (9)    V.P. - Transmission Business
  (10)    Customer Service/Support group
  (11)    V.P. - Administration
  (12)    V.P. - Corporate Services and Chief Information Officer
  (13)    V.P. - Human Resources and Environmental Services
  (14)    Director - Internal Audit and Security
  (15)    Senior V.P., Secretary and General Counsel
  (16)    Director - Environmental Services
  (17)    V.P. - Governmental Affairs
  (18)    V.P. - Corporate Communication
  (19)    V.P. - Rates, Regulatory Affairs & Compliance
  (20)    President - Generation Group
  (21)    New England Power Pool
  (22)    Corporate Expenses - unallocated



                      ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                             For the Year Ended December 31, 2001

                              DEPARTMENTAL ANALYSIS OF SALARIES


                                                               DEPARTMENTAL SALARY EXPENSE                   NUMBER OF
NAME OF DEPARTMENT                                            INCLUDED IN AMOUNTS BILLED TO                  PERSONNEL
------------------                                      ----------------------------------------------------------------------
Indicate each dept.                                       TOTAL        PARENT       OTHER         NON          END
or service function.                                      AMOUNT      COMPANY      ASSOCIATES   ASSOCIATES   OF YEAR
                                                        ----------------------------------------------------------------------
                                                                      (Thousands of Dollars)
Chairman, President and Chief Executive Officer          $  1,200     $   66        $  1,134      $ -         $     3
Executive V.P. and Chief Financial Officer                  1,221        196           1,025        -               6
Power Marketing group                                       4,857         20           4,837        -              49
Energy Services group                                       1,182          2           1,180        -               8
Senior V.P.- Enterprise Development and Analysis            1,079        128             951        -               9
V.P. and Controller                                         8,388        107           8,274           7          111
V.P. and Treasurer                                          3,460        270           3,190        -              53
President - Utility Group                                   6,269         35           6,234        -              70
V.P. - Transmission Business                               16,950        189          15,105       1,656          198
Customer Service/Support group                             17,918          3          17,915        -             262
V.P. - Administration                                         250          3             245           2            1
V.P. - Corporate Services and Chief Information Officer    35,126        112          34,796         218          400
V.P. - Human Resources and Environmental Services           5,786         28           5,741          17           88
Director - Internal Audit and Security                      1,445          3           1,442        -              18
Senior V.P.,  Secretary and General Counsel                 5,271        333           4,935           3           54
Director - Environmental Services                           4,393         39           4,354        -              51
V.P.- Governmental Affairs                                    758          9             749        -               6
V.P. - Corporate Communication                              1,964         68           1,896        -              24
V.P. - Rates, Regulatory Affairs & Compliance               5,472         26           5,446        -              60
President - Generation Group                               31,321          4          31,311           6          334
New England Power Pool                                          3       -                  3        -            -
                                                         --------     ------        --------      ------       ------
                                                         $154,313     $1,641        $150,763      $1,909       $1,805
                                                         ========     ======        ========      ======       ======


                      ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                             For the Year Ended December 31, 2001

                                  OUTSIDE SERVICES EMPLOYED

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.  If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown.  Provide a subtotal for each type of service.

------------------------------------------------------------------------------------------
                                                             RELATIONSHIP
                                                             "A"-ASSOCIATE
                                                               "NA"-NON
                     FROM WHOM PURCHASED                       ASSOCIATE       AMOUNT
------------------------------------------------------------------------------------------
                                                                              (Thousands
                                                                              of Dollars)
AUDITING SERVICES
-----------------
ARTHUR ANDERSEN, LLP                                              NA           $   219
PRICEWATERHOUSE COOPERS, LLP                                      NA               271
                                                                               -------
    TOTAL AUDITING SERVICES                                                        490
                                                                               -------
ADVERTISING SERVICES
--------------------
CRONIN AND COMPANY INC                                            NA             2,755
MISCELLANEOUS (8 PAYEES)                                          NA               239
                                                                               -------
    TOTAL ADVERTISING SERVICES                                                   2,994
                                                                               -------
COLLECTION SERVICES
-------------------
CREDIT CENTER INC                                                 NA               221
NCO FINANCIAL SYSTEMS INC                                         NA               108
MISCELLANEOUS (5 PAYEES)                                          NA               211
                                                                               -------
    TOTAL COLLECTION SERVICES                                                      540
                                                                               -------

COMPUTER SERVICES
-----------------
ALSTOM ESCA CORPORATION                                           NA           $   378
AQ SOLUTIONS, LLC                                                 NA               172
CISCO SYSTEMS INC                                                 NA               403
COMMAND SYSTEMS INC                                               NA               197
COMPAQ COMPUTER CORPORATION                                       NA               168
COMPLETE BUSINESS SOLUTIONS                                       NA               106
COMPUTER NETWORK TECHNOLOGY                                       NA               124
COMPUTER STAFFING ASSOCIATES INC                                  NA               284
CONVANSYS                                                         NA               342
GREENTREE SYSTEMS INC                                             NA               226
IBM                                                               NA             2,369
INDUS INTERNATIONAL INC                                           NA               842
OLAV & COMPANY, INC                                               NA               101
PC NET INC                                                        NA               160
SOFTWARE HOUSE INTERNATIONAL INC                                  NA               210
MISCELLANEOUS (23 PAYEES)                                         NA               785
                                                                               -------
     TOTAL COMPUTER SERVICES                                                     6,867
                                                                               -------
ENGINEERING SERVICES
--------------------
CHICAGO INTERFACE GROUP                                           NA               227
EURO SYSTEMS INTERNATIONAL, INC                                   NA               106
GUIFFRIDA ENGINEERING                                             NA               116
NAVIGANT CONSULTING INC.                                          NA               154
PARTNER COMMUNICATIONS GROUP LLC                                  NA               174
PREMIER DATA SERVICES INC                                         NA               230
TECHNICAL AID CORP                                                NA               542
TRI COM CONSULTING GROUP LLC                                      NA               159
WILLIAMS COMMUNICATIONS SOLUTIONS, LLC                            NA               408
MISCELLANEOUS (3 PAYEES)                                          NA                29
                                                                               -------
   TOTAL ENGINEERING SERVICES                                                    2,145
                                                                               -------

LEGAL SERVICES
--------------
BANKERS TRUST COMPANY                                             NA             3,618
CARMODY & TORRANCE                                                NA               279
DAY BERRY & HOWARD                                                NA             1,171
STEPTOE & JOHNSON LLP                                             NA               448
THE BRATTLE GROUP                                                 NA               905
TOWERS PERRIN                                                     NA               467
UPDIKE KELLY & SPELLACY PC                                        NA               332
MISCELLANEOUS (4 PAYEES)                                          NA               120
                                                                               -------
   TOTAL LEGAL SERVICES                                                          7,340
                                                                               -------

PRINTING SERVICES
-----------------
ALLIED PRINTING SERVICES INC                                      NA               158
THE DINGLEY PRESS                                                 NA               179
MISCELLANEOUS (3 PAYEES)                                          NA               113
                                                                               -------
   TOTAL PRINTING SERVICES                                                         450
                                                                               -------
TEMPORARY EMPLOYMENT SERVICES
-----------------------------
BENE TEMPS                                                        NA               176
CONNECTICUT STAFFING WORKS                                        NA               170
MANPOWER INC                                                      NA               509
NUCON ENGINEERING ASSOCIATES, INC                                 NA             1,096
MISCELLANEOUS (3 PAYEES)                                          NA               179
                                                                               -------
   TOTAL TEMPORARY EMPLOYMENT SERVICES                                           2,130
                                                                               -------
TRANSFER AGENT FEES
-------------------
THE BANK OF NEW YORK                                              NA               676
                                                                               -------
   TOTAL TRANSFER AGENT FEES                                                       676
                                                                               -------
OTHER SERVICES
--------------
ARGENBRIGHT SECURITY INC                                          NA               564
ATLANTIC TELECOM, INC                                             NA               371
AVALLONE DIBELLA & ASSOCIATES                                     NA               106
BOARDROOM CONSULTANTS                                             NA               113
BOND & COMPANY INC                                                NA               175
CAMBRIDGE ENERGY RESEARCH ASSOCIATES, INC                         NA               110
CREDIT SUISSE FIRST BOSTON                                        NA               392
E PERFORMANCE GROUP INTERNATIONAL LLC                             NA               107
ENVIRONMENTAL SCIENCE SERVICES, INC                               NA               594
ETP INC                                                           NA               316
EXXEL INC                                                         NA               245
GAFFNEY BENNETT AND ASSOCIATES INC                                NA               146
GLOBAL NUCLEAR FUEL - AMERICA                                     NA               206
HEWITT ASSOCIATES                                                 NA               171
INFO TECH LLC                                                     NA               367
KAUFMAN NELSON PATTEE                                             NA               140
LASERBRIDGE LLC                                                   NA               333
LATHAM MANAGEMENT SERVICES                                        NA               124
LEVY & DRONEY PC                                                  NA               106
LEXECON INC                                                       NA               306
MILLETTE ASSOCIATES PC                                            NA               164
MOORE RESULTS GROUP                                               NA               245
PEARL MEYER & PARTNERS                                            NA               239
PRO FITNESS                                                       NA               953
R J RUDDEN ASSOCIATES INC                                         NA               218
RDA ENTERPRISES INC                                               NA               379
REGIONAL ECONOMIC RESEARCH INC                                    NA               192
RENSSELAER AT HARTFORD                                            NA               427
RLW ANALYTICS INC                                                 NA               823
SPECTRUM ASSOC                                                    NA               196
TURNER HARPER & ASSOCIATES INC                                    NA               174
UMS GROUP INC                                                     NA               284
XENERGY INC                                                       NA               228
MISCELLANEOUS (547 PAYEES)                                        NA             6,913
                                                                               -------
   TOTAL OTHER SERVICES                                                         16,427
                                                                               -------
                                                                               $40,059
                                                                               =======


                      ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                              For the Year Ended December 31, 2001

                                   OUTSIDE SERVICES EMPLOYED

VENDOR NAME                               DESCRIPTION OF SERVICES RENDERED
--------------------------------------------------------------------------------------------------------------------
AUDITING SERVICES
-----------------
ARTHUR ANDERSEN, LLP                      Provide audit services to NU Companies
PRICE WATERHOUSE COOPERS, LLP             Provide audit services to NU Companies

ADVERTISING SERVICES
--------------------
CRONIN AND COMPANY INC                    Provide broadcast media services


COLLECTION SERVICES
-------------------
CREDIT CENTER INC                         Furnish collection services for early placement of final bills
NCO FINANCIAL SYSTEM INC                  Furnish collection services for the Eastern Region


COMPUTER SERVICES
-----------------
ALSTOM ESCA CORPORATION                   Install and provide training and support services for
                                          Alstom ESCA software
AQ SOLUTIONS, LLC                         Provide software support services for Stategic Account Managers
CISCO SYSTEMS INC                         Provide annual LAN maintenance services
COMMAND SYSTEMS INC                       Provide professional consulting services
COMPAQ COMPUTER CORPORATION               Provide software support services
COMPLETE BUSINESS SOLUTIONS               Provide software support services
COMPUTER NETWORK TECHNOLOGY               Provide professional consulting services
COMPUTER STAFFING ASSOCIATES INC          Provide software support services
CONVANSYS                                 Provide system test backup
GREENTREE SYSTEMS INC                     Provide hosting setup fees, and software and licensing fees for Greentree
IBM                                       Furnish integrated services including both hardware and software for the
                                          Asset Management system
INDUS INTERNATIONAL INC                   Provide support services for Passport software application
OLAV & COMPANY, INC                       Provide conversion code development and specification development for NU Passport Upgrade
PC NET INC                                Provide LAN IDS Dragon Server Software
SOFTWARE HOUSE INTERNATIONAL INC          Provide software support services

ENGINEERING SERVICES
--------------------
CHICAGO INTERFACE GROUP                   Provide services for audit point to re-engineer NU's endevor model
EURO SYSTEMS INTERNATIONAL, INC           Provide consulting services to perform Information Modelar Liaison activities for IT Wholesale Marketing Team
GUIFFRIDA ENGINEERING                     Provide engineering and design services to the facilities
                                          engineering group
NAVIGANT CONSULTING INC                   Provide reliability decision anaylsis  (Previously Metzler & Associates)
PARTNER COMMUNICATIONS GROUP LLC          Provide consulting services for Telecommunications Project
PREMIER DATA SERVICES INC                 Services to Support the INDUS Passport Infrastructure Project
TECHNICAL AID CORP                        Furnish professional and clerical personnel to support Marketing and Conservation Programs
TRI COM CONSULTING GROUP LLC              Furnish onsite Yankee support for system os/390
WILLIAMS COMMUNICATIONS SOLUTIONS, LLC    Furnish resident technicians to complete Customer Service Requests at NU System locations

LEGAL SERVICES
--------------
BANKERS TRUST COMPANY                     Provide legal services on an as Requested Basis
CARMODY & TORRANCE                        Provide legal services on an as Requested Basis
DAY BERRY & HOWARD                        Provide legal services on an as Requested Basis
STEPTOE & JOHNSON LLP                     Provide legal services on an as Requested Basis
THE BRATTLE GROUP                         Provide legal services on an as Requested Basis
TOWERS PERRIN                             Provide legal services on an as Requested Basis
UPDIKE KELLY & SPELLACY PC                Provide legal services on an as Requested Basis

PRINTING SERVICES
-----------------
ALLIED PRINTING SERVICES INC              Printing of consumer news and special bill inserts
THE DINGLEY PRESS                         Printing of catalogs

TEMPORARY EMPLOYMENT SERVICES
-----------------------------
BENE TEMPS                                Temporary labor services
CONNECTICUT STAFFING WORKS                Furnish professional nursing and EMT services at Berlin Health Unit
MANPOWER INC                              Temporary labor services
NUCON ENGINEERING ASSOCIATES, INC         Furnish services for NUSCO Retiree Skill Bank

TRANSFER AGENT FEES
------------------
THE BANK OF NEW YORK                      Provide agent fee services

OTHER SERVICES
--------------
ARGENBRIGHT SECURITY INC                  Provide uniformed security guard service
ATLANTIC TELECOM INC                      Provide labor and material for voice and data communication connection services
AVALLONE DIBELLA & ASSOCIATES             Provide lobbying services
BOARDROOM CONSULTANTS                     Provide consulting services for special projects
BOND & COMPANY INC                        Provide consulting services related to government affairs and strategic planning
CAMBRIDGE ENERGY RESEARCH
  ASSOCIATES, INC                         Provide market analysis to support financial requirements
CREDIT SUISSE FIRST BOSTON                Provide services in connection with potential investments in the telecommunications sector
E PERFORMANCE GROUP INTERNATIONAL LLC     Provide services related to benchmark within communities
ENVIRONMENTAL SCIENCE SERVICES, INC       Provide environmental consulting and regulatory permitting services
ETP INC                                   Provide employee assistance program to employees in CT, MA and NH
EXXEL INC                                 Provide consulting services to support the root cause analysis(RCA)
                                          of the Millstone Fuel Rod Accountability Project  (FRAP)
GAFFNEY BENNETT AND ASSOCIATES INC        Provide lobbying services
GLOBAL NUCLEAR FUEL - AMERICA             Provide services for the Millstone Fuel Rod Accountability project task force and fiberscope exam
HEWITT ASSOCIATES                         Furnish consulting and actuarial services related to company Pension
                                          Plans
INFO TECH LLC                             Provide services for the applicaiton development, programming and knowledge transfer services to Yankee Gas in support of CCIS
KAUFMAN NELSON PATTEE                     Provide professional services
LASERBRIDGE LLC                           Provide professional services for the WIN 2000 project
LATHAM MANAGEMENT SERVICES                Provide professional services for conservation planning
LEVY & DRONEY PC                          Provide consulting services related to legislation
LEXECON INC                               Provide consulting services related to electricity strategy
MILLETTE ASSOCIATES                       Provide onsite physician services to NU
MOORE RESULTS GROUP                       Provide consulting services for remedy development
PEARL MEYER & PARTNERS                    Provide professional services
PRO FITNESS                               Furnish consulting services to develop the WellAware Program
PROJECT MANAGEMENT SOLUTIONS INC          Provide consulting services related to development of IT program
R J RUDDEN ASSOCIATES INC                 Provide professional services related to the ITC tariff.
RDA ENTERPRISES INC                       Provide professional services
REGIONAL ECONOMIC RESEARCH INC            Conduct Low-income Weatherization Program evaluation
RENSSELAER AT HARTFORD                    Provide services for training and education
RLW ANALYTICS INC                         Furnish services to conduct an Operation & Maintenance Evaluation
SPECTRUM ASSOC                            Furnish services to perform Customer Center Telephone Survey
TURNER HARPER & ASSOCIATES INC            Provide consulting services
UMS GROUP INC                             Provide professional services to run PACE Program
XENERGY INC                               Provide consulting services for retention study



         ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 2001


                    EMPLOYEE PENSIONS AND BENEFITS
                             ACCOUNT 926


INSTRUCTIONS: Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

------------------------------------------------------------------------
                      DESCRIPTION                          AMOUNT
------------------------------------------------------------------------
                                                         (Thousands
                                                         of Dollars)

Pension Plan                                              $(12,735)
Supplemental Retirement and Savings Plan                     4,569
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                            11,872
Post Retirement Medical Benefit - FAS 106                    4,628
Early Retirement Program                                    35,701
Other Employee Benefits Expenses                               303
                                                           -------
                                           TOTAL           $44,338
                                                           =======


             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 2001


                         GENERAL ADVERTISING EXPENSES
                                ACCOUNT 930.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

-------------------------------------------------------------------------------
     DESCRIPTION                     NAME OF PAYEE                   AMOUNT
-------------------------------------------------------------------------------
                                                                   (Thousands
                                                                   of Dollars)
PRINTING
--------
HITCHCOCK PRINTING & DISTRIBUTION SERVICES                           $    6

OTHER SERVICES
--------------
MISCELLANEOUS (4 PAYEES)                                                  2
                                                                     ------
                                              TOTAL                  $    8
                                                                     ======



             ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     For the Year Ended December 31, 2001

                        MISCELLANEOUS GENERAL EXPENSES
                                ACCOUNT 930.2

INSTRUCTIONS:  Provide a listing of the amount included in Account 930,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.

-------------------------------------------------------------------------------
DESCRIPTION                                                         AMOUNT
-------------------------------------------------------------------------------
                                                                  (Thousands
                                                                  of Dollars)

Information technology                                              $    82
Shareholder reports and meetings                                        257
Research and Development                                                609
Employee Development                                                     50
Other miscellaneous expenses (47 items)                              (1,567)
                                                                    -------
                                                     TOTAL          $  (569)
                                                                    =======



          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                  For the Year Ended December 31, 2001

                                 RENTS

INSTRUCTIONS:  Provide a listing of "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

-------------------------------------------------------------------------------
                          TYPE OF PROPERTY                        AMOUNT
-------------------------------------------------------------------------------
                                                                 (Thousands
                                                                 of Dollars)

Buildings/office space                                            $ 6,897
Computer/Office equipment                                          13,793
Vehicles                                                              534
                                                                  -------
                                                       TOTAL      $21,224
                                                                  =======


          ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                 For the Year Ended December 31, 2001


                     TAXES OTHER THAN INCOME TAXES
                              ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than
               Income Taxes."  Separate the analysis into two groups:
               (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------------
                     KIND OF TAX                                   AMOUNT
-------------------------------------------------------------------------------
                                                                 (Thousands
                                                                 of Dollars)

(1) Other Than U.S. Government Taxes:

    Connecticut Unemployment                                       $   149
    Massachusetts Unemployment                                          29
    Local property                                                   1,109
    Connecticut Sales Tax                                               55
    Other                                                               31
                                                                   -------
               Sub-Total                                             1,373
                                                                   -------

(2) U.S. Government Taxes:

    Federal Insurance Contribution Act                               7,693
    Medicare Tax                                                     2,149
    Federal Unemployment                                               127
                                                                   -------
               Sub-Total                                             9,969
                                                                   -------
                                                        TOTAL      $11,342
                                                                   =======



                       ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                               For the Year Ended December 31, 2001

                                          DONATIONS
                                        ACCOUNT 426.1

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1, "Donations,"
               classifying such expenses by its purpose.  The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-------------------------------------------------------------------------------------------------------
NAME OF RECIPIENT                       PURPOSE OF DONATION                                AMOUNT
-------------------------------------------------------------------------------------------------------
                                                                                          (Thousands
                                                                                          of Dollars)
Hartford Area Habitat                   Charitable Contribution                              $ 50
H W Graphics                            Charitable Contribution                                23
NUCON Engineering Association, Inc.     Charitable Contribution                                20
Arrow Bus Company                       Charitable Contribution                                17
Sweet Printing, Inc.                    Charitable Contribution                                16
The New England Council                 Charitable Contribution                                12
Brooks Design                           Charitable Contribution                                10
Cole Design Group, Inc.                 Charitable Contribution                                 9
Sodexho                                 Charitable Contribution                                 5
Save the Sound, Inc.                    Charitable Contribution                                 5
World Press Institute                   Charitable Contribution and Educational Grant           5
Barker Specialty                        Charitable Contribution                                 5
Fordfolios                              Charitable Contribution                                 4
The ER Hitchcock Company, Inc.          Charitable Contribution                                 4
The National Conference Forum           Charitable Contribution                                 4
The Harty Press, Inc.                   Charitable Contribution                                 4
Work Bank, Inc.                         Charitable Contribution                                 3
Miscellaneous (44 payees)               Charitable Contribution and Educational Grant          43
                                                                                             ----
                                                                   TOTAL                     $239
                                                                                             ====


              ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                      For the Year Ended December 31, 2001

                               OTHER DEDUCTIONS
                                ACCOUNT 426.5

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

---------------------------------------------------------------------------------------
DESCRIPTION                   NAME OF PAYEE                               AMOUNT
---------------------------------------------------------------------------------------
                                                                          (Thousands
                                                                          of Dollars)
Executive incentive
  compensation plan           Various NUSCO Officers                        $4,251

Government relation
  expenditures                Bond & Company                                   175
                              Updike Kelly & Spellacy, PC                      149
                              Gaffney, Bennett and Associates, Inc.            146
                              Kaufman, Pattee, Branstad and Miller             140
                              Levy & Droney, PC                                106
                              Avallone Dibella & Associates                    106
                              Miscellaneous (89 items)                       1,136

Communication services        Cronin & Company                               2,552
                              Connecticut Public Television and Radio          130
                              Miscellaneous (33 items)                         116

Contributions                 Miscellaneous (61 items)                         101

                                                                            ------
                                                               TOTAL        $9,108
                                                                            ======



                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                         For the Year Ended December 31, 2001

                                     SCHEDULE XVIII

                              NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 19 through 19E.





                 ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                     ORGANIZATION CHART (AS OF DECEMBER 31, 2001)


Chairman, President and Chief Executive Officer

 - Executive Vice President and Chief Financial Officer
    - Senior Vice President - Enterprise Development and Analysis
    - Vice President and Treasurer
    - Vice President - Accounting and Controller
    - Vice President - Corporate Services and Chief Information Officer

 - President - Generation Group

 - President - Utility Group
   - Vice President, Rates, Regulatory Affairs and Compliance

 - Vice President, Secretary and General Counsel
    - Vice President - Governmental Affairs

 - Vice President - Administration

 - Vice President - Human Resources and Environmental Services
    - Director - Environmental Services

 - Vice President - Corporate Communications

 - Vice President - Transmission Business

 - Director - Internal Audit and Security



                ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                              METHODS OF ALLOCATION

                       For the year ended December 31, 2001



 1) Cogeneration Projects and Capacity

 2) Conservation and Load Management Programs and Expenditures

 3) Peak Load

 4) Fuel Purchased

 5) Gross Plant Assets

 6) Invoices Processed

 7) Materials and Supplies

 8) Megawatt Hour Sales

 9) Direct Charged Costs

10) Payroll

11) Operating Revenues

12) Union Employees

13) Customers

14) Vehicles

15) Employees

NOTE:  Allocations may include a combination of the above factors.



                  ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

               ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


During 2001, there was no compensation for use of capital billed to the associated companies.



                  ANNUAL REPORT OF NORTHEAST UTILITIES SERVICE COMPANY

                                    SIGNATURE CLAUSE



Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                 NORTHEAST UTILITIES SERVICE COMPANY
                 -----------------------------------
                     (Name of Reporting Company)



            By:  /s/ John P. Stack
                 -----------------------------------
                 (Signature of Signing Officer)



                 John P. Stack - Vice President - Accounting and Controller
                 ---------------------------------------------------------
                 (Printed Name and Title of Signing Officer)


                 Date:  April 29, 2002